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                       MEDSTRONG INTERNATIONAL CORPORATION
                          350 Bedford Street, Suite 203
                           Stamford, Connecticut 06901



                                   May 3, 2005

Securities and Exchange Commission
Washington, D.C. 20549

                     Re:  Application for Withdrawal
                          Post-Effective Amendment No. 2, filed June 14, 2004, to Registration Statement on Form SB-1 of Medstrong International Corporation--File No. 333-57468

Dear Sir/Madam:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, this is to apply for withdrawal of the captioned Post-Effective Amendment to the Company's Registration Statement on Form SB-1.

         No securities were sold in connection with the offering.

         If you have further questions about this application, or you need additional information, please contact Michael Paige at (202) 457-6696.

                                  Very truly yours,

                                  /s/ Jeanine Marie Folz
                                  ----------------------
                                  Jeanine Marie Folz, Chief Executive Officer